EXHIBIT A

News Corporation

NEWS RELEASE

For Immediate Release	Contact: Investors: Reed Nolte 852 7092
Media: Andrew Butcher 212 852 7070

News America Incorporated Agrees to Buy In $715 Million of 5% Exchangeable Trust Originated Preferred Securities

Announces Plan For Finance Trust To Issue Up To $1.35 Billion Of Senior Exchangeable BUCS

New York, NY, March 18, 2003 – News America Incorporated today announced it had agreed to buy in $715 million of 5% Exchangeable Trust Originated Preferred Securities (“TOPrS”) from holders (the “Sellers”) in a privately negotiated transaction. Consummation of this transaction is subject to the completion of the offering described below. This announcement is neither an offer to purchase nor a solicitation of an offer to sell TOPrS.

News America Incorporated also announced its intention to raise $1.35 billion, which may increase by up to $150 million, through the offering of Senior Exchangeable BUCS by News America Finance Trust II, subject to market and other conditions. The Senior Exchangeable BUCS (“BUCS”) represent interests in debt securities issued by News America Incorporated and guaranteed on a senior basis by News Corporation and certain of its subsidiaries. The BUCS will be exchangeable one year after issue into ordinary shares or ADSs of British Sky Broadcasting plc, whose ordinary shares are traded on the London Stock Exchange and ADSs are traded on the New York Stock Exchange, provided that News America will have the option to deliver cash in lieu thereof. The Sellers have also agreed, subject to the satisfaction of certain conditions, to purchase $400 million of BUCS in the offering and may purchase an additional $350 million of BUCS.

The offering of the BUCS will be made in accordance with Rule 144A under the Securities Act of 1933. News America expects to use the proceeds from the sale of the BUCS to purchase the TOPrs in the private transaction and for general corporate purposes. The offering of the BUCS has not been registered under the Securities Act, and the BUCS may not be offered or sold in the United States or to U.S. persons absent registration or an applicable exemption from registration.

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